UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              SoftNet Systems, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   8339641092
                                 (CUSIP Number)

                                John P. Tamisiea
                             McDermott, Will & Emery
                             227 West Monroe Street
                             Chicago, Illinois 60601
                                 (312) 984-6957
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               September 15, 1995
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   No Exhibits

SCHEDULE 13D

CUSIP No. 833964109
___________________________________________________________________________
1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     A.J.R. Oosthuizen
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /
___________________________________________________________________________
3    SEC USE ONLY


___________________________________________________________________________
4    SOURCE OF FUNDS*

     00 See Item 3 below
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
___________________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         334,932 shares of Common Stock
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                N/A
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                334,932 shares of Common Stock
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         N/A
___________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     334,932 shares of Common Stock
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
___________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
___________________________________________________________________________
                                *SEE INSTRUCTIONS
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of SoftNet Systems, Inc., a New York corporation ("SoftNet" or the "Issuer"), formerly known as The Vader Group, Inc. and, prior thereto, as Magicsik, Inc. and, prior thereto, as Tensor Corporation, with its principal place of business at 717 Forest Avenue, Lake Forest, Illinois 60045.

Item 2.   Identity and Background

(a)  A.J.R. Oosthuizen

(b) Mr. Oosthuizen's business address is 520 Logue Avenue, Mountain View, CA 94043.

(c) Mr. Oosthuizen is a director of SoftNet and the President and Chief Executive Officer of Micrographic Technology Corporation, a wholly-owned subsidiary of SoftNet.

(d) During the last five years, Mr. Oosthuizen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Mr. Oosthuizen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Oosthuizen is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

Mr. Oosthuizen acquired the 334,932 shares of Common Stock in exchange for all of his shares of Micrographic Technology Corporation ("MTC") in connection with the merger of MTC with and into a wholly-owned subsidiary of SoftNet, which merger was effective September 15, 1995.

Item 4.   Purpose of Transaction.

MTC and Mr. Oosthuizen were approached by the Issuer to enter into the transaction described in Item 3 above.

(a) Mr. Oosthuizen has not formulated any plans which relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) Mr. Oosthuizen does not have any plans or proposals which relate or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) Mr. Oosthuizen does not have any plans or proposals for a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) In connection with the transaction described in Item 3, Mr. Oosthuizen was elected as a Director of SoftNet.

(e) Mr. Oosthuizen does not have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

(f) Mr. Oosthuizen does not have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

(g) Mr. Oosthuizen does not have any plans or proposals which relate to or would result in changes in the Issuer's Charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) Mr. Oosthuizen does not have any plans or proposals which relate to or would result in causing SoftNet's Common Stock to be delisted from the American Stock Exchange.

(i) Mr. Oosthuizen does not have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Mr. Oosthuizen does not have any plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) Mr. Oosthuizen is the beneficial owner of 334,932 shares of Common Stock, representing approximately 6.1% of all of the issued and outstanding Common Stock of SoftNet.

(b)  See Sections 7,8,9 and 10 of Schedule 13D.

(c) Except as reported in Item 3 above, no transactions in the Issuer's securities have been effected by Mr. Oosthuizen.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Issuer and Mr. Oosthuizen of any nature respecting the securities of the Issuer which have not been disclosed herein.

Item 7.   Material to be Filed as Exhibits

None

Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 8, 1995


/s/ Adrian J. R. Oosthuizen
A.J.R. Oosthuizen


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).